UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☒     Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐     No    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes    ☐     No    ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) dated December 23, 2020

City of Buenos Aires, December 23, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Office of Listed Companies
25 de Mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Ref.: Central Puerto S.A. – Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the Central Bank of the Republic of Argentina (“BCRA”).

Ladies and gentleman:

I am pleased to address you, in my capacity as Deputy Head of Market Relations of Central Puerto S.A. (the “Company”), located at Avenue Thomas Edison 2701, City of Buenos Aires, in relation to the Loan Agreement that the Company signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for an amount of US $ 180 million (the “Loan”).

We hereby inform that on December 22, 2020 the stated parties have signed an amendment to the Loan (the "Amendment"), which includes: the modification of the principal installements amortization in order to partially postpone the installments due in December 2020 and March 2021, the extension of the final maturity of the Loan from December 2021 to June 2023, the modification of financial commitments and obligations of the Company, including certain restrictions related to the distribution of dividends. Likewise, the Amendment contemplates the granting of certain assets acquired with funds from the Loan and certain accounts receivable that the Company holds with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (CAMMESA).

Furthermore, as a condition for the entry into force of the Amendment, the Company today made the payment of 40% of the principal installment of the Loan that originally matured on December 14 of the current year, plus the corresponding interest for the days elapsed, and the creditor banks have waived any event of default under the Loan that such situation may have generated.

It is worth to note that, by entering into the Amendment and making the aforementioned payment, the Company has fully complied with the provisions of Communication “A” 7106 of the Central Bank of the Republic of Argentina.

Without further news, I remain sincerely Yours,

Osvaldo Pollice
Deputy Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 23, 2020	By:	/s/ OSVALDO POLLICE
	Name:	Osvaldo Pollice
	Title:	Attorney-in-Fact